SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
Amendment No. 6
Crown Media Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	228411-10-4
(Title of class of securities)	(CUSIP number)
July 20, 2010

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 7 Pages

CUSIP No.	228411-10-4	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS:	DIRECTV
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			26-4772533
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	5,360,202
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	5,360,202
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	5,360,202
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	1.5%
12	TYPE OF REPORTING PERSON:*	CO

CUSIP No.	228411-10-4	13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS:	The DIRECTV Group, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			52-1106564
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	5,360,202
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	5,360,202
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	5,360,202
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	1.5%
12	TYPE OF REPORTING PERSON:*	CO

This Amendment No. 6 amends the Schedule 13G filed on February 5, 2010.  As a result of a capital restructuring recently undertaken by the Issuer (the “Recapitalization”) as reported by the Issuer in a Current Report on Form 8-K filed June 29, 2010 (the “Crown Media 8-K”), the reporting persons no longer beneficially own or control in excess of five percent of the outstanding Class A common stock of the Issuer.

Item 1(a)                      Name of Issuer:

Crown Media Holdings, Inc.

Item 1(b)                      Address of Issuer’s Principal Executive Offices:

12700 Ventura Boulevard,
Suite 200
Studio City, California  91604

Item 2(a):                      Name of Person Filing:

This statement is filed by DIRECTV and its wholly-owned subsidiary, The DIRECTV Group, Inc.

Item 2(b):                      Address of Principal Business Office or if None, Residence:

2230 E. Imperial Highway
El Segundo, California  90245.

Item 2(c):                      Citizenship:

DIRECTV and The DIRECTV Group, Inc. are Delaware corporations.

Item 2(d):                      Title of Class of Securities:

Class A common stock, $.01 par value per share.

Item 2(e):                      CUSIP Number

228411-10-4

Item 3:                      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (b), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4:                      Ownership:

As of July 1, 2010, The DIRECTV Group, Inc. beneficially owned 5,360,202 shares of the Issuer's Class A common stock.  As a result of the Recapitalization, the number of shares of Class A common stock issued and outstanding of the Issuer was increased to 359,675,936 shares.  The DIRECTV Group, Inc. has sole power to vote or direct the vote of and has sole power to dispose or direct the disposition of all shares beneficially owned.

In November 2009, in connection with a transaction with Liberty Media Corporation, DIRECTV became the parent company of The DIRECTV Group, Inc.  DIRECTV does not directly own any shares of the Issuer.  Pursuant to the provisions of Rule 13d-3 under the Securities Exchange Act, DIRECTV may be deemed to own beneficially the shares of Issuer owned by The DIRECTV Group, Inc.

Item 5.                                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                Dissolution of a Group.

Not applicable.

Item 10.                      Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 20, 2010

DIRECTV

By:           /s/ Keith U. Landenberger
Name:           Keith U. Landenberger
Title:           Senior Vice President

The DIRECTV Group, Inc.

By:           /s/ Keith U. Landenberger
Name:           Keith U. Landenberger
Title:           Senior Vice President